Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer's e-mail: tpuzzo@msn.com

Writer's cell: (206) 412-6868

October 27, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First American Group Inc. (the "Company") Preliminary Information Statement on Schedule 14C Filed September 15, 2015 File No. 000-54768

Dear Mr. Spirgel:

We respectfully hereby submit the information in this letter, on behalf of our client, First American Group Inc., a Nevada corporation (the "Company"), in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated September 24, 2015.

The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

Financial Statements as of and for the period ended February 28, 2015

Note 6 – Commitments and Contingencies

Accounting Treatment of the Consideration, page F-18

1. We note your response to comment 3 and understand the shares were fully vested and non-forfeitable. We also note the consulting agreement is a twelve month agreement. Explain to us why you did not record $712,000, the value of consideration paid at the inception of the agreement, as a prepaid expense or revise your accounting for this and other similar agreements.

1

Company response: On October 26, 2015 the Company sent to the Staff, via Fedex, a request under Commission Rule 12b-4 that certain materials be treated as supplemental information. Such supplemental materials respond to this comment.

Note 9 - Subsequent Events

Entry into a Technology Transfer Agreement with 8198381 Canada Inc., a Related Party, page 21

2. Please clarify, if true, that the cost recorded by the company is the same as what was historically incurred by 8198381 Canada Inc. or advise us.

Company response: 8198381 Canada Inc. invoiced the Company $200,000 and $50,000 of work-for-hire research and development services for the period from March 1, 2015 through June 22, 2015 and for the period from October 23, 2014 (inception) through February 28, 2015, respectively.

The sole purpose of entry into a technology transfer agreement was to memorialize the work-for-hire research and development arrangement between 8198381 Canada Inc. and the Company and the assignment/transfer of technology and information from 8198381 Canada Inc. to the Company for work performed through June 22, 2015 under the 8198381 Canada Inc. oral contract.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo